Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Oscar Health, Inc. (the “Company,” “we,” “us,” and “our”) and certain provisions of our amended and restated certificate of incorporation, as amended from time to time (the “amended and restated certificate of incorporation”) and amended and restated bylaws, as amended from time to time (the “amended and restated bylaws”) is a summary and is qualified in its entirety by reference to the full text of our amended and restated certificate of incorporation and amended and restated bylaws and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). Our amended and restated certificate of incorporation authorizes capital stock consisting of:

•	825,000,000 shares of Class A common stock, par value $0.00001 per share;

•	82,500,000 shares of Class B common stock, par value $0.00001 per share; and

•	82,500,000 shares of preferred stock, par value $0.00001 per share, the rights and preferences of which our board of directors may establish from time to time.
We have no shares of preferred stock issued and outstanding. The following summary describes the material provisions of our capital stock.
Common Stock
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.
Dividend Rights
Holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Applicable insurance laws restrict the ability of our health insurance subsidiaries to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our health insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and holders of our Class B common stock are entitled to 20 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

(1)	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

(2)	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
The holders of our Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect directors. All other elections and questions presented to stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of votes cast on such matter, unless a different or minimum vote is required by applicable law or stock exchange rules.
No Preemptive or Similar Rights
Holders of our Class A common stock and Class B common stock do not have preemptive, subscription, redemption, or conversion rights (except, in respect of the Class B common stock, for the conversion rights noted below). There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Change of Control Transaction
In connection with any Change of Control Transaction (as defined in our amended and restated certificate of incorporation), shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class. Any merger or consolidation of the Company with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class, unless (i) the shares of Class A Common Stock and Class B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Common Stock and Class B Common Stock, respectively.
Conversion
Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, except for certain permitted transfers described in our amended and restated certificate of incorporation, including (A) for Joshua Kushner and Mario Schlosser, transfers to (i) affiliates of such stockholder (i.e., persons or entities directly or indirectly controlling, controlled by or under common control with such stockholder), (ii) trusts controlled directly or indirectly by such stockholder that are solely for the benefit of such stockholder or his family members or a corporation, partnership or limited liability company directly or indirectly controlled by such stockholder and exclusively owned by such stockholder or his family members, which trusts or other entities were established for bona fide estate planning purposes, and (iii) in the case of Joshua Kushner, a private foundation or similar entity established by him or his family members and controlled directly or indirectly by him (collectively with respect to (and including) Joshua Kushner or Mario Schlosser, as applicable, each’s “Permitted Ownership Group”) and (B) for Thrive Capital Partners II, L.P., Thrive Capital Partners III, L.P., Thrive Capital Partners V, L.P., Thrive Capital Partners VI Growth, L.P., Claremount TW, L.P., Claremount V Associates, L.P. and Claremount VI Associates, L.P. (collectively, the “Thrive Capital Funds”), transfers to (i) Joshua Kushner, (ii) any person or entity in Joshua Kushner’s Permitted Ownership Group and (iii) the Thrive Capital Funds and any affiliates of the Thrive Capital Funds that are directly or indirectly controlled by Joshua Kushner (with respect to the Thrive Capital Funds, their “Permitted Ownership Group”).
All outstanding shares of our Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis upon the date that is the earlier of (i) transfer of Class B common stock to a person or entity that is not in the transferor’s Permitted Ownership Group, (ii) the seventh anniversary of the date of the final prospectus filed in connection with our initial public offering, (iii) with respect to any Class B common stock held by any person or entity in Joshua Kushner’s Permitted Ownership Group or the Thrive Capital Funds’ Permitted Ownership Group, (A) such time as Joshua Kushner ceases to serve on the board of directors, (B) such time as Joshua Kushner is terminated for cause from any management position within the Company, (C) upon the violation of a non-compete or non-solicitation covenant in any written agreement with the Company entered into by Joshua Kushner after the effectiveness of our amended and restated certificate of incorporation in connection with our initial public offering or (D) the date that is 12 months after the death or disability of Joshua Kushner, (iv) with respect to any Class B common stock held by any person or entity in Mario Schlosser’s Permitted Ownership Group, (A) such time as Mario Schlosser ceases to serve on the board of directors, (B) such time as Mario Schlosser is terminated for cause from any management position within the Company, (C) upon the violation of a non-compete or non-solicitation covenant in any written agreement with the Company or (D) the date that is 12 months after the death or disability of Mario Schlosser, (v) with respect to any Class B common stock held by or subject to the voting control of Mario Schlosser and persons or entities in his Permitted Ownership Group, such time as he and persons or entities in his Permitted Ownership Group cease to hold or control the vote of, in the aggregate, at least twenty-five percent (25%) of the shares of Class B common stock held by persons or entities in such Permitted Ownership Group as of the closing of our initial public offering, (vi) with respect to any Class B common stock held by or subject to the voting control of the Thrive Capital Funds and persons or entities in their Permitted Ownership Group, such time as the persons or entities in such Permitted Ownership Group cease to hold or control the vote of, in the aggregate, at least twenty-five percent (25%) of the shares of Class B common stock held by or subject to the voting control of such Permitted Ownership Group as of the closing of our initial public offering (the “Thrive Threshold”); provided, that, for this clause (vi) (a) any such shares of Class B common stock that are then-held by or subject to the voting control of Joshua Kushner’s Permitted Ownership Group (other than those then-held by or subject to the voting control of the Thrive Capital Funds) shall not convert into shares of Class A common stock until such time as they are otherwise converted in accordance with the provisions of our amended and restated certificate of incorporation and (b) any shares of Class B common stock which are transferred to Joshua Kushner’s Permitted Ownership Group in connection with the transaction that results in the Thrive Capital Funds and persons or entities in the Thrive Capital Funds’ Permitted Ownership Group ceasing to hold or control the vote of, in the aggregate, a number of shares of Class B common stock that is at or above the Thrive Threshold shall not be subject to mandatory conversion pursuant to this clause and (vii) if such share of Class B common stock is held by any person or entity in the Thrive Capital Funds’ Permitted Ownership Group, such time as such holder eliminates, removes or otherwise ceases, directly or indirectly, to confer direct or indirect voting control over any such share to Joshua Kushner.
Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.
Preferred Stock
We have no shares of preferred stock outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock are available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors have the discretion to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption or repurchase rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;

•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Registration Rights
Under our thirteenth amended and restated investors’ rights agreement, certain holders of our Class A common stock, Class B common stock and our 7.25% convertible senior notes due 2031 (the “2031 Notes”), including, but not limited to, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. Such registration rights will terminate upon the earliest of (i) the date that is five years after the completion of our initial public offering; provided that for so long as any Thrive Capital Fund is an “affiliate” (as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) of Oscar, the Thrive Capital Funds will be entitled to such registration rights with respect to certain of their securities, (ii) as to a given holder of registration rights, the date after the completion of our initial public offering when such holder of registration rights and its affiliates can sell all of their securities pursuant to Rule 144 of the Securities Act during a three-month period without registration, and (iii) the completion of certain liquidation events. Under our registration rights agreement, other than with respect to certain securities held by Thrive Capital Funds, we are generally required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights.
Demand Registration Rights
Certain holders of our Class A common stock (including certain holders of Class A common stock issued or issuable upon the conversion of Class B common stock), Class B common stock, and 2031 Notes are entitled to certain demand registration rights. At any time, the holders of at least 50% of the securities having registration rights then outstanding may request that we file a registration statement to register the offer and sale of their securities. We will only be obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate offering price of which is at least $50.0 million. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.
Form S-3 Registration Rights
Certain holders of our Class A common stock (including certain holders of Class A common stock issued or issuable upon the conversion of Class B common stock), Class B common stock, and 2031 Notes are entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of at least 30% of the securities having these rights then outstanding are able to request that we register the offer and sale of their securities on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of any underwriters’ discounts or commissions, is at least $5.0 million. These holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.
Piggyback Registration Rights
Certain holders of our Class A common stock (including certain holders of Class A common stock issued or issuable upon the conversion of Class B common stock), Class B common stock, and 2031 Notes are entitled to certain “piggyback” registration rights. If we propose to register shares of our Class A common stock or other securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, all holders of these securities then outstanding will be able to request that we include their securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration pursuant to the demand registration rights described in the preceding paragraph above, (ii) a registration relating solely to our stock plans, (iii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the securities having registration rights, or (v) a registration relating to the offer and sale of debt securities, the holders of these securities will be entitled to notice of the registration and have the right, subject to certain limitations, to include their securities in the registration.
Anti-Takeover Effects of Delaware Law and our Amended and Restated Certificate of Corporation and Amended and Restated Bylaws
The DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of Class A common stock, Class B common stock, and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange (“NYSE”). These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock, Class B common stock, and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws provide advance notice procedures for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Vacancies
Except as otherwise required by law and the separate rights of the holders of any series of Preferred Stock then outstanding in respect of directors the holders of such Preferred Stock have the right to elect, unless the board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board of directors resulting from the death, resignation, disqualification, removal from office or other cause shall be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and not by the stockholders. Any director so chosen shall hold office until his or her successor shall be elected and qualified.
Stockholder Action by Written Consent; Special Meetings of Stockholders
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling at least two-thirds of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a chairperson or co-chairperson of the board of directors or pursuant to a resolution adopted by a majority of the total authorized number of directors. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Amendment of Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws
Our amended and restated certificate of incorporation requires the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock, voting together as a single class, in order to amend certain provisions, including those relating to removal of directors, our authorized capital stock, voting rights, exculpation, exclusive forum, and the prohibition on stockholder action by written consent. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required for stockholders to amend or adopt any provision of our amended and restated bylaws.
The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
Dual Class Stock
As described above in “-Common Stock-Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or all or substantially all of its assets.
Issuance of Undesignated Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 82,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Section 203 of the DGCL
We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

•	the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662⁄3% of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders.
In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation within three years did own, 15% or more of the corporation’s outstanding voting stock.
Under Section 203, “Owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates: (i) beneficially owns such stock, directly or indirectly; or (ii) has (A) the right to acquire such stock or (B) the right to vote such stock; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) in this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.
Exclusive Venue
Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholder to us or to our stockholders, creditors or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.
Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Indemnification Agreements
We have entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or stockholders that are not employed by us, such person being an Exempt Person. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, our Exempt Persons do not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we now engage or propose to engage or (2) otherwise competing with us. In addition, to the fullest extent permitted by law, if any Exempt Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such Exempt Person or any of his or her respective affiliates, on the one hand, and for us, on the other hand, such Exempt Person has no duty to communicate or offer such transaction or business opportunity to us and such Exempt Person may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to another person or entity. To the maximum extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours unless (i) we would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (ii) we have sufficient financial resources to undertake such transaction or opportunity, (iii) we have an interest or expectancy in such transaction or opportunity, and (iv) such transaction or opportunity would be in the same or similar line of business in which we are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a director, executive officer or employee of the Company, solely in his or her capacity as a director, executive officer or employee of the Company.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment in cash of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.
Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction of which such stockholder complains or such stockholder’s shares thereafter devolved upon such stockholder by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “-Exclusive Venue” above.
Change in Control pursuant to Insurance Laws
Insurance laws in most states requires regulatory review and approval of a change in control of our domestic insurers. “Control” generally means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of an insurer, whether through the ownership of voting securities, by contract, or otherwise. The state statutes usually presume that control exists if a person or company, directly or indirectly, owns, controls, or holds with the power to vote ten percent (10%) or more of the voting securities of an insurer or a parent company, but some states may presume control at a lower percentage. This presumption can then be rebutted by a showing that control does not exist. Accordingly, a change in control could trigger regulatory review and approval in one or more states in which we operate.
Stock Exchange Listing
Our Class A common stock is traded on the NYSE under the symbol “OSCR.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.